SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                      LIBERTY BANCORP, INC.
                         (Name of Issuer)

              COMMON STOCK, $1.00 PAR VALUE PER SHARE
                  (Title of Class of Securities)

                           529905 10 1
                          (CUSIP Number)


                      Kenneth R. Lehman, Esq.
               Luse Lehman Gorman Pomerenk & Schick
                    A Professional Corporation
                            Suite 400
                   5335 Wisconsin Avenue, N.W.
                     Washington, D.C.  20015
                          (202) 274-2009
      (Name, Address, Telephone number of Person Authorized
              to Receive Notices and Communications)



                         June 30, 1998
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.   / /


                  (Continued on following pages)
                        Page 1 of 6 Pages

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CUSIP NO. 529905 10 1                   PAGE 2 OF 6 PAGES
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

    Liberty Bancorp, MHC.  EIN: To Be Applied For

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (A) / /      (B) / /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO
    ITEMS 2(D) OR 2(e)

    Not Applicable.

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE VOTING POWER

    2,067,729

8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED VOTING POWER

    -0-

9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SOLE DISPOSITIVE POWER

    2,067,729

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH SHARED DISPOSITIVE POWER

    -0-

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,067,729

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    53%

14. TYPE OF REPORTING PERSON

    HC

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CUSIP NO. 529905 10 1                   PAGE 3 OF 6 PAGES
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Item 1.  Security and Issuer

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $1.00 par value per share ("Common Stock"), of Liberty Bancorp, Inc., a Federal stock corporation (the "Issuer"). The address of the Issuer's principal executive office is 1410 St. Georges Avenue, Avenel, New Jersey 07001.

Item 2.  Identity and Background

     This Schedule is filed on behalf of Liberty Bancorp, MHC, a Federally chartered mutual holding company (the "Company"). The Company's principal business is to hold the majority of the Issuer's shares of Common Stock. The business address of the Company is 1410 St. Georges Avenue, Avenel, New Jersey 07001.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors


Name                        Occupation
-----------------------------------------------------------------

John R. Bowen               Chairman, President and Chief
                            Executive Officer, Liberty Bank

Michael J. Widmer           Executive Vice President and Chief
                            Financial Officer, Liberty Bank

Neil R. Bryson              Doctor of Dental Surgery, Private
                            Practice

Anthony V. Caruso           Attorney and Legal Counsel to Liberty
                            Bank; Member of the Board of
                            Governors of the Rahway Hospital

John W. Fox                 General Partner, The Linden
                            Investment Co.; Chairman of the Board
                            of Trustees, The Children's
                            Specialized Hospital

Donald F. Marsh             Retired

John C. Marsh               President and Chief Executive
                            Officer, Consumers International

Paul J. McGovern            Certified Public Accountant; Member
                            of the Board of Trustees, Don Bosco
                            Preparatory School

Nelson L. Taylor            President and Owner, West End Garage,
                            Inc.; Member of the Board of
                            Governors, The Rahway Hospital

Executive Officers Who Are Not Directors

Name                        Current Position
-----------------------------------------------------------------

Lucille Capece              Vice President of Operations
Brian C. Messett            Vice President of Lending
Joseph F. Coccaro           Treasurer
Leslie C. Whelan            Corporate Secretary

(d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP NO. 529905 10 1                   PAGE 4 OF 6 PAGES
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(e)  During the past five years, neither the Company nor the
Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     (f)  All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

     On June 26, 1998, the Issuer was formed for the purpose of becoming the stock holding company of Liberty Bank (the "Bank," and formerly "Axia Federal Savings Bank") and the Company was formed for the purpose of becoming the mutual holding company parent of the Issuer. Pursuant to Plan of Reorganization (the "Plan of Reorganization"), the Bank became a wholly-owned subsidiary of the Issuer, which became a majority-owned subsidiary of the Company (the "Mutual Holding Company Reorganization"). On June 30, 1998, 2,067,729 shares of Common Stock were issued to the Company, and 1,833,646 shares of Common Stock were issued to depositors of the Bank and others.

Item 4.  Purpose of Transaction

     The primary purpose of the Mutual Holding Company Reorganization, which involved the conversion of the Bank to the stock form and the establishment of the Issuer and the Company, was to establish a structure that will enable the Bank to compete and expand more effectively in the financial services marketplace, and that will enable the Bank's depositors, employees, management and directors to obtain an equity ownership interest in the Bank. The mutual holding company structure permitted the Issuer to sell capital stock, which is a source of capital not available to a mutual savings bank. The transaction also gives the Bank and the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. Because the Issuer only issued a minority of the Common Stock for sale in the Mutual Holding Company Reorganization, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

     However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's Common Stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

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Item 5.  Interest in Securities of the Issuer

     a. As of July 1, 1998, the Company directly and beneficially owned 2,067,729 shares of the Issuer's Common Stock, which represented 53% of the issued and outstanding shares of Common Stock on such date.

     b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it.

     c. Other than the issuance to the Company of the shares of Issuer's Common Stock as of June 30, 1998, the Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

     d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

     e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

     None.

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CUSIP NO. 529905 10 1                   PAGE 6 OF 6 PAGES
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                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                       LIBERTY BANCORP, MHC


                       By:/s/ Michael J. Widmer
                          ---------------------------------------
                          Michael J. Widmer
                          Executive Vice President and
                          Chief Financial Officer


Date: July 6, 1998